UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICENNA THERAPEUTICS CORP.

Date: November 4, 2022	By:	/s/ Elizabeth Williams
	Name:	Elizabeth Williams
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements for the period ended September 30, 2022

99.2	Management’s Discussion and Analysis for the period ended September 30, 2022

99.3	Form 52- 109F2 Certification of Interim Filings Full Certificate – CEO

99.4	Form 52- 109F2 Certification of Interim Filings Full Certificate – CFO

99.5	News release dated November 4, 2022